Media release Ad hoc announcement pursuant to article 53 LR Zurich, July 29, 2021

Credit Suisse Group publishes the report of the independent external investigation into Archegos Capital Management

Zurich, July 29, 2021 – Credit Suisse Group AG today published the report based on the independent external investigation into Archegos Capital Management (Archegos), which was commissioned by the Board of Directors (Board) and supervised by a special committee of the Board.

Over the past months, at the direction of the Board of Directors, Paul, Weiss, Rifkind, Wharton & Garrison LLP and its expert advisors conducted a comprehensive review of Credit Suisse’s relationship with Archegos following the US hedge fund’s default on March 25, 2021. The review consisted of more than 80 interviews with current and former Credit Suisse employees as well as the collection of more than 10 million documents and other data.

Among some of the key conclusions, the investigation found a failure to effectively manage risk in the Investment Bank’s Prime Services business by both the first and second lines of defense as well as a lack of risk escalation. In the same business, it also found a failure to control limit excesses across both lines of defense as a result of an insufficient discharge of supervisory responsibilities in the Investment Bank and in Risk, as well as a lack of prioritization of risk mitigation and enhancement measures (such as dynamic margining).

However, the investigation also found that this was not a situation where the business and risk personnel engaged in fraudulent or illegal conduct or acted with ill intent. Nor was it one where the architecture of risk controls and processes was lacking, or the existing risk systems failed to operate sufficiently to identify critical risks and related concerns.

António Horta-Osório, Chairman of Credit Suisse, said: “While the bank has already taken a series of decisive actions to strengthen the risk framework, we are determined to learn all the right lessons and further enhance our control functions to ensure that we emerge stronger. We are committed to developing a culture of personal responsibility and accountability, where employees are, at heart, risk managers; know exactly what they must do; escalate any concerns; and are responsible for their actions. Such a culture is of critical importance and, by working relentlessly on this goal, we can create lasting change and value for both clients and shareholders.”

Under the leadership of the Tactical Crisis Committee of the Board – which consists of the Chairman of the Board, the Chair of the Audit Committee, the Chair of the Risk Committee, and the Chair of the Conduct and Financial Crime Control Committee – and in close collaboration with the Group Chief Executive Officer  and selected members of senior management, including the ad interim Chief Risk Officer (CRO), the Chief Financial Officer, the General Counsel, the ad interim Chief Compliance Officer, the new CEO of the Investment Bank Division, and the Head Internal Audit, the bank has already implemented a series of key recommendations (see separate summary of actions taken).

These implementation steps have included several changes in senior leadership at the Investment Bank, including in the Prime Services business, and initiating the recruitment of additional resources for the Risk function. Furthermore, over the past months, a review of all large group-wide exposures and a revision of limit excess controls and escalation requirements has been conducted. A number of risk-governance bodies have been reviewed and upgraded, and a reduced risk appetite across the organization has been implemented together with additional approval requirements for all material

Page 1/4

Media release Ad hoc announcement pursuant to article 53 LR Zurich, July 29, 2021 transactions. Through this exercise, the bank has significantly reduced the risk-weighted assets and leverage exposure in the Prime Services business while increasing margin requirements, and all hedge fund clients have been moved to dynamic margining. In addition, the bank has commissioned a review of double-hatted roles.

A key aspect of the overall review considered individual accountability, with subsequent actions taken on 23 individuals. These actions include termination of employment (nine individuals) and severe monetary penalties totaling approximately USD 70 mn in the aggregate via compensation adjustment tools encompassing up to 100% malus (the cancellation of outstanding deferred awards) and some clawback (the recovery of previously paid amounts). The bank will provide a full accounting of the implicit and explicit compensation consequences for the Archegos incident in the Compensation Report after the close of the year.

Finally, earlier this week, the bank announced the appointment of David Wildermuth as the new CRO, joining from Goldman Sachs and bringing a wealth of relevant risk management experience with him. He will commence his new role in early 2022. Until then, and as originally planned and announced in early April 2021, Joachim Oechslin, will continue as ad interim CRO. Joachim Oechslin and Richard Meddings, the ad interim Chair of the Risk Committee, have both been instrumental in leading and implementing the above described risk management improvement steps.

Credit Suisse is committed to working relentlessly toward establishing a culture of clear accountability and responsibility, while continuing our in-depth read-across to ensure this never happens again, and to creating sustainable value for both clients and shareholders.

In order to access the full Paul, Weiss report and the Credit Suisse summary of actions taken, click on www.credit-suisse.com/archegos

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
Dominik von Arx, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 Email: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 49,090 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Important information
Investors and others should note that we announce important company information (including quarterly earnings releases and

Page 2/4

Media release Ad hoc announcement pursuant to article 53 LR Zurich, July 29, 2021 financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

The English language version of this document is the controlling version.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

▪	our plans, targets or goals;
▪	our future economic performance or prospects;
▪	the potential effect on our future performance of certain contingencies; and
▪	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:

▪	the ability to maintain sufficient liquidity and access capital markets;
▪	market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
▪
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;

▪
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

▪
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

▪	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
▪	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
▪	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
▪	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
▪	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
▪	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
▪	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
▪	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
▪	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
▪	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;

Page 3/4

Media release Ad hoc announcement pursuant to article 53 LR Zurich, July 29, 2021

▪	operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

▪	the adverse resolution of litigation, regulatory proceedings and other contingencies;
▪
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

▪	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
▪	the potential effects of changes in our legal entity structure;
▪	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪	the ability to retain and recruit qualified personnel;
▪	the ability to maintain our reputation and promote our brand;
▪	the ability to increase market share and control expenses;
▪	technological changes instituted by us, our counterparties or competitors;
▪	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in I – Credit Suisse results – Credit Suisse in our 1Q21 Financial Report.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2021 Credit Suisse Group AG and/or its affiliates. All rights reserved.

Page 4/4